Exhibit 12(a)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,										MARCH 31,
(dollars in thousands)	2002		2003		2004		2005		2006		2007		2006
Net income (loss)	(36,328)		(39,755)		13,155		41,779		43,899		8,839		1,540

Income tax (benefit) expense	(19,694)		(23,573)		11,305		31,899		34,227		6,779		1,177
Fixed charges	158,084		142,545		127,933		147,069		173,889		47,463		39,110

Earnings	102,062		79,217		152,393		220,747		252,015		63,081		41,827

Interest expense, net	112,404		93,285		75,584		89,160		111,644		30,755		23,630

Rents under leases representative of an interest factor (1/3)	45,315		48,895		51,984		57,544		61,880		16,617		15,389
Preferred dividends	365		365		365		365		365		91		91

Fixed charges	158,084		142,545		127,933		147,069		173,889		47,463		39,110

Ratio of earnings to fixed charges(2)	0.6	x	0.6	x	1.2	x	1.5	x	1.5	x	1.3	x	1.1	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2002 and 2003, earnings were insufficient to cover fixed charges by $56.0 million and $63.3 million, respectively.